STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A PUBLIC BENEFIT CORPORATION

The undersigned Incorporator hereby certifies as follows:

1. The name of the Corporation is The Super Crowd, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 651 N. BROAD ST., SUITE 201 (street), in the City of MIDDLETOWN, County of NEW CASTLE Zip Code 19709. The name of the Registered Agent at such address upon whom process against this corporation may be served is LEGALINC CORPORATE SERVICES INC..

3. The specific public benefit purpose of the corporation is to support 1) social or mission-driven entrepreneurs, 2) under-estimated or under-represented entrepreneurs and 3) small businesses that serve their local communities..

4. The total amount of stock this corporation is authorized to issue is 100000 shares (number of authorized shares) with a par value of $ 0.010000 per share.

5. The name and mailing address of the incorporator are as follows:

Name Devin Thorpe
Mailing Address 4342 Edgewater Crossing Dr,
Jacksonville, Florida Zip Code 32257

By: [signature]
Incorporator

Name: Devin Thorpe
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:22 PM 11/22/2022
FILED 01:22 PM 11/22/2022
SR 20224082557 - File Number 7152592